Exhibit 99.1

e-Future Announces Annual Meeting of Shareholders

BEIJING, July 12 /Xinhua-PRNewswire/ — e-Future Information Technology Inc. (Nasdaq: EFUT), a leading front supply chain management software and service company in China, today announced that the Company’s 2007 annual meeting of shareholders will be held on July 24, 2007 at 10:00 a.m., Beijing time, at the Company’s office located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China. The record date for determining shareholders entitled to vote at the annual meeting has been set as June 14, 2007.

The meeting will have four (4) items on the agenda:

1.	The election of two (2) Class II directors to serve until the annual meeting of shareholders in 2010 or until their successors are duly elected and qualified.

2.	The approval, for the purposes of NASD Marketplace Rule 4350, of the issuance of ordinary shares in excess of 20% of the number of outstanding ordinary shares on March 13, 2007 in connection with a private placement entered on such date.

3.	The ratification of the appointment of Hansen Barnett & Maxwell as independent auditors of e-Future Information Technology Inc. for the fiscal year ending December 31, 2007.

4.	The transaction of such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The meeting can be accessed at http://www.e-future.com.cn . A replay of certain portions of the meeting will be available until August 8, 2007, at http://www.e-future.com.cn . Additional company information is also available in the Investor Relations section of the website.

About e-Future Information Technology

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

e-Future provides software products and services to over 600 clients, including over 300 retailers and over 200 distributors and Fortune 500 companies from across the world that are doing business in China. These clients include Proctor & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture and other large companies operating in China’s domestic markets, such as PANRIC, HAIER, SUNING, PARKSON, SOGO, Tians, Wangfujing, Homeway (acquired by Home Depot), Orient Home, China duty-free stores and AYAYA, etc.

e-Future currently serves 30% of the top 50 retailers in China and 30% of top 500 retailers in China. e-Future has also been selected to provide the retail software for JUSCO-Aeon China, B&Q China, GUCCI China, and Mickey’s Space franchised stores that sell Disney products in China.

For more information about e-Future, please visit http://www.e-future.com.cn , English channel.

For more information, please contact:

Investor Relations & Media Relations

e-Future Information Technology Inc.

Tel: +86-10-5165-0998

Email: ir@e-future.com.cn

SOURCE e-Future Information Technology Inc.